Apple Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Apple Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponent urges you to vote FOR the stockholder proposal requesting reporting on the risks to the company associated with concealment clauses, Proposal Ten, at the Apple Annual Meeting of Shareholders on March 4, 2022.

SUMMARY OF THE PROPOSAL

The resolution requests that Apple’s Board of Directors oversee the preparation of a public report assessing the potential risks to the company associated with its use of concealment clauses in the context of harassment, discrimination and other unlawful acts. Concealment clauses are defined as any employment or post-employment agreement, such as arbitration, non-disclosure or non-disparagement agreements, that Apple asks employees or contractors to sign which would limit their ability to discuss unlawful acts in the workplace, including harassment and discrimination.

Apple uses concealment clauses in employment agreements to protect corporate information, such as intellectual capital and trade secrets. However, Apple has not excluded from these clauses their workers' rights to speak openly about harassment, discrimination and other unlawful acts.

Healthy workplace culture is linked to strong returns, while a workplace that tolerates harassment invites legal, brand, financial and human capital risk. In addition, in California, legislation prohibits concealment clauses in employment agreements involving recognized forms of discrimination and unlawful activity. Apple works under a patchwork of state laws related to the use of concealment clauses and may benefit from consistent practices across all employees and contractors.

Investors have particular reason to be concerned with Apple, where allegations that the company retaliated against employees complaining of discrimination and potential labor law violations1 have led workers to organize under the banner #AppleToo.2,3

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1 https://www.theverge.com/platform/amp/2021/8/9/22609687/apple-pay-equity-employee-surveys-protected-activity

2 https://www.theverge.com/2021/8/23/22638150/apple-appletoo-employee-harassment-discord

3 https://appletoo.us/

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RATIONALE FOR SUPPORT OF THE PROPOSAL

Support for this resolution is warranted given that:

1)	The use of concealment clauses creates an unknown level of risk for investors
2)	Investors benefit from accountability systems within companies
3)	The use of concealment clauses can undermine beneficial diversity and inclusion programs
4)	Apple's practices appear to lag its peers
5)	Apple’s policies appear to be inconsistently applied

– The use of concealment clauses creates an unknown level of risk for investors –

Apple's use of concealment clauses creates an unknown level of risk for investors. These include:

Risks associated with a shifting legislative landscape

Apple is currently operating under a patchwork of state and international laws. California has prohibited agreements settling sexual discrimination, harassment, and assault claims from including limits on the disclosure of factual information related to the claims. In January 2022, the “Silenced No More” Act went into force. This Act extended existing protections to claims based on race, age, disability, and all other protected categories.4 As a part of that legislation, California employees are required to have the following sentence placed in all employment contracts: “Nothing in this agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful.”

The laws that protect arbitration are actively under review at the state and federal level. At the federal level, it is possible that the Forced Arbitration Injustice Repeal (FAIR) Act will gain enough support to pass in the Senate. The Act was reintroduced in early 2021 after having been passed by the U.S. House in September 2019, by a bipartisan vote of 225 to 186. The FAIR Act would prohibit companies from using pre-dispute arbitration agreements in all employment, civil rights, consumer and antitrust cases. In July, 2021, the Ending Forced Arbitration of Sexual Assault & Sexual Harassment Act was introduced and has passed through the House Judiciary Commitee.5

Additionally, a number of states, including Maine, New York, and Washington, have been progressing whistleblower protections that might allow employees to circumvent the confidentiality requirements often imposed by the arbitration process. California law requires that an employee agree “voluntarily and affirmatively” to enter into an agreement to arbitrate employment-related claims and bars retaliation against an employee who declines.6

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4 https://www.marketwatch.com/story/silenced-no-more-act-becomes-law-in-california-crippling-ndas-11633705395

5 https://judiciary.house.gov/news/documentsingle.aspx?DocumentID=4793#:~:text=4445%2C%20the%20Ending%20Forced%20Arbitration,public%20accountability%20under%20the%20law

6 https://www.natlawreview.com/article/california-governor-signs-legislation-outlawing-mandatory-arbitration-agreements

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Risks associated with a possible surge in claims

Apple’s ongoing use of concealment clauses creates the risk of a sudden surge of claims against the company, should the law change or a successful workaround be found. When previously-hidden discrimination or harassment problems surface, multiple employees may step forward at once, creating a sudden and significant brand liability. Allegations of harassment or discrimination, once released, may significantly disrupt business operations and undermine long-term business strategies, as occurred at Activision, 21st Century Fox, Alphabet, CBS, Intel, Nike, Pinterest, Texas Instruments, Walt Disney, Wynn Resorts and many others.

Harm to relationship with employees

Employees have protested the use of arbitration or other concealment clauses at a number of technology companies, including Activision, AirBnb, eBay, Meta, Pinterest and Riot Games.7 After twenty thousand Google employees participated in a walkout to protest the practice, Google agreed to stop requiring arbitration of employment-related claims, following an earlier agreement not to use it for sexual harassment claims.8

Harm to brand perception

The use of concealment clauses for discrimination and harassment claims has generated significant controversy, as the #MeToo and racial justice movements call attention to how provisions limiting workers’ (or former workers’) ability to speak freely about their experiences can perpetuate abuse and protect predators. Organized groups of tech workers, members of Congress and political candidates have all expressed opposition to mandatory arbitration and non-disclosure agreements; press coverage has been abundant.9

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7 https://www.theguardian.com/media/2021/oct/20/netflix-employees-activism-walkout-dave-chappelle-controversy

8 https://www.cnbc.com/2018/11/19/google-facebook-airbnb-employees-can-now-sue-over-sexual-harassment.html

9 E.g., https://www.newsweek.com/hollywoods-times-campaign-forced-arbitrationnon-disclosure-agreements-768539; https://www.nytimes.com/2018/11/09/technology/facebook-arbitration-harassment.html; https://www.nytimes.com/2018/11/14/opinion/arbitration-google-facebook-employment.html; https://www.bloomberg.com/news/articles/2018-11-08/google-changes-policies-on-sexual-misconduct-after-staff-walkout; https://www.bloomberg.com/opinion/articles/2019-06-12/forced-arbitration-enables-sexual-harassment; https://www.theguardian.com/commentisfree/2019/jan/08/forced-arbitration-sexual-harassment-metoo; https://www.washingtonpost.com/business/why-companies-now-want-harassment-out-in-the-light/2021/06/08/2c2c5884-c8ce-11eb-8708-64991f2acf28_story.html

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Risk of litigation

In 2020, in violation of their signed non-disclosure agreements, a number of workers spoke to the press about experiences of racism and discriminatory pay at Pinterest.10 Pinterest then paid $22.5 million to settle a gender discrimination lawsuit brought by a former executive; hundreds of employees stopped work in protest.11,12 Shareholders ultimately sued Pinterest executives alleging a breach of fiduciary duty by “perpetrating or knowingly ignoring the long-standing and systemic culture of discrimination and retaliation.”13 As part of its shareholder settlement agreement, Pinterest pledged $50 million to overhaul its workplace culture and promote diversity, and agreed to release former employees from non-disclosure agreements.14

–Investors benefit from accountability systems within companies–

Intrinsic to investments in public companies is the risk that company managers’ goals do not align with those of the company’s investors. Concealment clauses also provide advantages to managers and executives who wish to limit their own accountability and keep their actions hidden from external stakeholders; concealment clauses mask from external parties true workplace conditions, increasing the risk of diverging investor and manager goals.

The use of concealment clauses raises concerns that corporate managers are operating with a sense of impunity, and rather than relying on the successful implementation of best practices, they may be relying on the ability of arbitration, non-disclosure and non-disparagement agreements to mask failures in their internal systems.

The power imbalance between a well-funded company with a legal team and a single employee with limited resources and a reliance on their paycheck is easily identified. If investors wish to have confidence that employees will call out harassment and discrimination, particularly in those instances that are not extreme but remain unacceptable, this uneven power dynamic must be addressed. Mandatory arbitration and non-disclosure agreements, by reducing employees’ ability to share their own experiences, reduce their autonomy and self-determination in the face of harassment and discrimination. Investors should seek to reduce the barriers that employees confront when seeking access to a fair and equitable hearing of claims.

Similarly, investors benefit from the use of transparency mechanisms that allow them to track and monitor corporate performance and business issues in a timely manner. Concealment clauses unnecessarily block investors from awareness and understanding of illegal workplace activity. Without transparency, investors may be left in the dark about key performance issues that impact shareholder value. For years, Activision Blizzard reportedly withheld information from the Board of Directors about sexual misconduct complaints, leading, once the problems surfaced, to significant negative press attention; several government lawsuits alleging Activision Blizzard permitted a culture of sexual harassment, abuse and discrimination; and multiple employee walkouts. Since the controversy erupted, the company ended its use of forced arbitration in sexual harassment and discrimination claims.15

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10 https://www.theverge.com/2020/9/11/21429619/pinterest-workplace-discrimination-finance-team-unequal-culture-bias

11 https://www.nytimes.com/2020/12/14/technology/pinterest-gender-discrimination-lawsuit.html

12 https://www.washingtonpost.com/technology/2020/07/03/pinterest-race-bias-black-employees/

13 https://www.institutionalinvestor.com/article/b1phvnsfffr2bp/Retirement-System-Sues-Pinterest-Board-and-Execs-Over-Discrimination

14 https://www.nytimes.com/2021/11/24/technology/pinterest-discrimination-settlement.html

15 https://www.theverge.com/2021/10/28/22750450/activision-blizzard-ends-forced-arbitration-bobby-kotick-paycut

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Concerns specific to mandatory arbitration:

Judicial opinions recount the factual basis of disputes and the legal analysis upon which their decisions are based. That can be helpful information to an investor. In contrast, most arbitral decisions are not published, and are known only to the parties or released by the decision of the arbitrator, not at the option of the affected employee. Although some states require arbitration providers to disclose limited information about the disputes they resolve, these often only include the parties involved, the type of dispute, final disposition, and the arbitrator’s name.

Even when arbitration clauses in employment contracts do not explicitly contain confidentiality requirements, private arbitration provides a company significantly greater control over information that might be publicly shared and reduces the employee’s access to discovery. As individual employees move through the arbitration process, they are less likely to learn of others with similar experiences and concerns, reducing the likelihood of broader organizational change and improvement.

A 2018 study from Cynthia L. Estlund at the New York University School of Law, looking at the total number of claims brought into the courts relative to the number brought to arbitration, estimates that employment-related claims in arbitration should have numbered between 515,000 and 722,000 in 2016. Only 5,126 arbitration claims were found, which suggests that only a relatively few employees believe that bringing a case forward through arbitration is worth the expense, strain or risk. The author of the study concluded that the asymmetrical power relationship between employee and employer, arbitrator bias in favor of employers, and limited odds of success “have made arbitration so inhospitable to claimants that they routinely give up their claims.”16

Companies often implement arbitration requirements in order to block the development of class action lawsuits. In doing this, they remove a key accountability system. The ability to join a class action enables employees to respond when the harassment or discrimination has been systematic, rather than individual. Companies that have prevented their employees from filing class-action lawsuits may have reduced attentiveness to the disenfranchisement of large groups of employees. Blocking class actions can also create the risk that a company will need to address thousands of individual claims. For example, enterprising lawyers have attempted to file individual arbitration claims en masse, encouraging claimant participation as they would with class-action lawsuits. When this occurs, as it did when DoorDash found itself in receipt of 6,000 arbitration claims, a company may face significant costs.17

Concerns specific to non-disclosure and non-disparagement agreements

Non-disclosure and non-disparagement agreements are often broadly worded to keep an employee, ex-employee or contractor from speaking up about corporate culture or reporting information that would portray the company and its executives in a negative light.

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16 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3111826

17 https://www.nytimes.com/2020/04/06/business/arbitration-overload.html

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In California, effective January 1, 2022, “The Silenced No More Act” impacts settlement agreements, employment agreements and separation agreements and allows California-based workers to speak openly about discrimination, harassment, assault and other unlawful conduct regardless of language that might be contained in non-disclosure and non-disparagement agreements. Specifically, any new agreements must now include a provision stating: “Nothing in this agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful.”

The California law means that workers at the same company, particularly a global company, could be subject to wildly different protections depending on their location. This patchwork effect could make it far more difficult for a company to institute appropriate corporate governance policies and practices and effectively monitor the workplace for evidence of discrimination, harassment and other unlawful acts.

–The use of concealment clauses can undermine beneficial diversity and inclusion programs –

In February 2018, Attorneys General from all 50 states signed a letter calling for the end of mandatory arbitration in sexual harassment cases. They stated, “[C]oncerns arise from the secrecy requirements of arbitration clauses, which disserve the public interest by keeping both the harassment complaints and any settlements confidential…Ending mandatory arbitration of sexual harassment claims would help to put a stop to the culture of silence that protects perpetrators at the cost of their victims.”18

Significant concerns about arbitration’s appropriateness as a forum for handling discrimination cases have been raised by the Equal Employment Opportunity Commission (EEOC), the U.S. Government Accountability Office and FINRA. For instance, in 2016, the legal counsel at the EEOC observed that, “The EEOC’s stance has always been that mandatory arbitration of employment discrimination is bad: the secrecy, the lack of precedent.” 19

Investors benefit from diverse and inclusive workplaces

There is strong evidence that companies with diverse teams are better-managed, have stronger long-term growth prospects, and may enjoy higher share value. These studies include:

o	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[20]

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18 http://myfloridalegal.com/webfiles.nsf/WF/HFIS-AVWMYN/$file/NAAG+letter+to+Congress+Sexual+Harassment+Mandatory+Arbitration.pdf

19 https://time.com/4540111/arbitration-clauses-sexual-harassment/#:~:text=%E2%80%9CThe%20EEOC's%20stance%20has%20always,%2C%E2%80%9D%20says%20the%20EEOC's%20Mastroianni.&text=The%20arbitration%20system%20has%20expanded,many%20argue%20are%20good%20reasons

20 https://www.cnbc.com/2019/10/14/female-leaders-may-boost-share-price-performance-credit-suisse-says.html

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o	McKinsey has found that companies in the top quartile for gender diversity in corporate leadership were 21 percent more likely to have above-average profitability, compared to those companies in the bottom quarter. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform industry peers on profitability than companies in the bottom quartile.[21]
o	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8% percent higher than the 20 least-diverse companies.[22]

Identified benefits of diverse teams include access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, more informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.23

Of particular relevance to Apple, a strong link seems to exist between diversity and innovation revenue. BCG has found that, after surveying 1700 companies, companies with above-average diversity produced significantly greater percentages of revenue from products or services launched within the previous 3 years than those with below-average diversity. 24 BCG also found that companies with above-average diversity had EBIT margins nine percentage points higher than those with below-average diversity.25

In contrast, it is reasonable to believe that companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.26 The implications of an exclusive or hostile workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.27

–Apple’s practices appear to lag its peers–

Technology companies, with which Apple may compete for recruitment and hiring, have moved away from the use of employee arbitration in claims of harassment or discrimination, or have never required its use. Adobe, AirBnb, Google, IBM Intel, Microsoft, Salesforce and Uber, among others, have relaxed or do not use these policies.28 Tech companies Pinterest,29 Expensify,30 and Twilio have agreed to add to all of their employment agreements language that ensures workers can speak up about issues of harassment, discrimination or any illegal activity by adopting the language required by California law in all employment contracts.

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21 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

22 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

23 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

24 https://www.forbes.c om/sites/forbesinsights/2020/01/15/diversity-confirmed-to-boost-innovation-and-financial-results/

25 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

26 https://www.apa.org/news/press/releases/stress/2015/impact

27 https://www2.deloitte.com/content/dam/Deloitte/us/Documents/about-deloitte/us-about-deloitte-inclusion-survey.pdf

28 https://forcetheissue.org/

29 https://www.protocol.com/pinterest-silenced-no-more-act

30 https://www.protocol.com/expensify-ceo-silenced-no-more

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While conflicting information has been provided to the resolution's proponent, it appears likely that Apple includes arbitration in its employment agreements, particularly within the documents employees sign as they join the company. Apple has declined to provide examples of its employment agreement language. Apple is alone among its peers in having been called out publicly by an employee who was asked to sign an employment agreement that included concealment clauses, contradicting the company’s own statements saying they do not ask employees to sign such documents.31

Investors have particular reason to be concerned with Apple, where allegations that the company retaliated against employees complaining of discrimination and potential labor law violations32 have led workers to organize under the banner #AppleToo33,34 and to file numerous unfair labor practices charges with the National Labor Relations Board.35

It is important to note that risks to a company like Apple are not confined to the employee population; the treatment of contractors must also be seriously considered. In October 2021, a jury awarded $137 million to a contractor for Tesla who alleged racial harassment by the company.36 Apple, which has about 147,000 full-time employees, reportedly accepts contract workers from about three dozen staffing firms.37 Many contractor positions at Apple are non-technical; Apple employs hundreds of contractors, for example, who work as janitors and bus drivers and perform other functions on its campus.38

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31 https://www.marketwatch.com/story/sec-rejects-apples-argument-that-it-doesnt-try-to-silence-workers-after-former-employee-disputed-it-11640218188?mod=levi-sumagaysay

32 https://www.theverge.com/platform/amp/2021/8/9/22609687/apple-pay-equity-employee-surveys-protected-activity

33 https://www.theverge.com/2021/8/23/22638150/apple-appletoo-employee-harassment-discord

34 https://appletoo.us/

35 https://www.nbcnews.com/tech/apple/apple-posts-internal-memo-affirming-employees-right-discuss-pay-rcna5777

36 https://edition.cnn.com/2021/10/05/business/tesla-racial-harassment-jury-verdict/index.html; https://www.cnbc.com/2021/10/05/tesla-must-pay-137-million-to-ex-worker-over-hostile-work-environment-racism.html

37 https://www.latimes.com/business/la-fi-tn-apple-contract-workers-20190212-story.html#:~:text=Apple%2C%20which%20has%20about%20130%2C000,about%20three%20dozen%20staffing%20firms.

38 https://www.wsj.com/articles/apple-commits-to-paying-contractors-after-some-were-told-theyd-lose-work-11585667276

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In 2021, an employee at a facility run by Apple partner CSAT Solutions told Business Insider their workplace was like a “sweatshop,” with unhygienic working conditions; Apple responded by saying the facility is inspected regularly.39 Apple contractors in Colombia, managed by Apple partner Teleperformance, have reportedly been pressured to sign new employment contracts that allow their employer to install surveillance equipment in employees’ homes; many feared losing their job.40 In addition, a 2019 report by the Los Angeles Times suggests that Apple contractors in Sunnyvale, CA, who are hired and managed by a separate company, faced “the constant threat of termination” and experienced sudden changes to employment benefits, such as paid sick leave, with little notice.41

–Apple’s policies appear to be inconsistently applied–

Apple argues that the disclosure requested by the proponent is unnecessary because there is nothing to disclose. Its Statement of Opposition leans heavily on Apple’s Business Conduct Policy (“BCP”). Apple asserts that the BCP “sets out Apple’s expectations regarding confidentiality of unreleased products and non-public business information and provides that ‘nothing in this Policy should be interpreted as being restrictive of your right to speak freely about your wages, hours, or working conditions.’ Apple broadly interprets ‘working conditions’ to include unlawful acts in the workplace, including harassment and discrimination.”42

It is unclear if this statement, which is specific in its reference to the BCP, is applied to all of Apple’s contracts with its employees. An employee may reasonably believe that other contracts signed with the company, particularly if they represent unique circumstances, such as harassment and discrimination concerns, would supersede Apple's Business Conduct Policy. A former Apple employee reportedly sought to include the sentence "Nothing in this agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful" in her settlement agreement, and Apple declined to include the language.43

Apple does not make clear if it knows whether its contractors are asked to sign arbitration, non-disclosure or non-disparagement agreements. While the Company says it “expects” its suppliers and contractors to follow the “principles” of the BCP, it does not speak to the mechanisms in place to ensure compliance with the BCP document and, as stated previously, workplace issues among contractors remain a concern for Apple.

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39 https://www.businessinsider.com/apple-repair-workers-sweatshop-csat-solutions-2021-7?r=US&IR=T

40 https://www.nbcnews.com/tech/tech-news/big-tech-call-center-workers-face-pressure-accept-home-surveillance-n1276227

41 https://www.latimes.com/business/la-fi-tn-apple-contract-workers-20190212-story.html

42 No-Action Request, at 4.

43 https://www.businessinsider.com/apple-sec-response-under-scrutiny-after-whistleblower-comes-forward

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Apple asserted in its no-action request to the SEC, asking to exclude the Proposal, that it was “not aware” of the use of concealment clauses at the company.44 Shortly after Apple submitted this request to the SEC, former Apple employee Cher Scarlett went public with the contents of a severance agreement that the company had asked her to sign. Ms. Scarlett’s agreement included non-disclosure and non-disparagement clauses, along with $10,000 per occurrence penalty for breaching the agreement. As those staffers at Apple responsible for submitting the no-action request were not aware of Ms.Scarlett's non-disclosure agreement, it is reasonable for investors to be concerned that Apple’s Board may also not know if, or to what extent, concealment clauses are being used globally.

The Board's Statement of Opposition also does not address the company’s use of non-disclosure agreements with its global employees, a potentially significant exposure for Apple. Apple has not made clear what practices it currently has in place outside the United States. Conducting the analysis requested by the Proposal, which would involve collection of data about the use of concealment clauses, would fill these gaps and help ensure that Apple’s board is informed about the practice.

Conclusion

In its December 2021 response to Apple’s request to exclude the Proposal on substantial implementation grounds, the SEC Staff wrote that “it appears that the Company’s policies, practices and procedures do not compare favorably with the guidelines of the Proposal and that the Company has not, therefore, substantially implemented the Proposal.”

It is essential that the Board, in its responsibility to represent the best interests of shareholders, assess the implications of Apple’s use of concealment clauses and the sufficiency of its current oversight of these policies. Investors are not benefited by the ongoing use of a practice that is strongly associated with discriminatory workplaces, obfuscates true workplace conditions, reduces the capabilities of its employees, and carries with it brand, legal and human capital risks.

For questions regarding Proposal Ten, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions in Apple’s proxy statement.

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44 No-Action Request, at 4, 10

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